Exhibit 3.1

Amendment to Bylaws
of
WestMountain Alternative Energy, Inc.

Article VI, Section 6 of the Bylaws of the Company is hereby amended by adding the following language indicated with double underlining and deleting the language indicated with ~~strikethrough~~ as follows:
"Section 6. The President and the Chief Executive Officer:  The Corporation shall have a President and may have a Chief Executive Officer, who may be the same individual as the President or a different individual. The President shall be the chief executive officer of the Corporation (in the absence of a separate Chief Executive Officer) and, subject to the direction and under the supervision of the Board of Directors, shall have general charge of the business, affairs and property of the Corporation, and shall have control over its Officers, Agents and Employees. The President, or the Chief Executive Officer at the Board of Directors discretion, shall preside at all meetings of the Stockholders and of the Board of Directors at which he is present. The President shall do and perform such other duties and may exercise such other powers as these Bylaws or the Board of Directors from time to time may assign to him. The Board of Directors may appoint a separate Chief Executive Officer with all the powers of a President and also reduce the authority of the separate President in its discretion."
Article VII, Section 2 of the Bylaws is hereby amended by adding the following language indicated with double underlining and deleting the language indicated with ~~strikethrough~~ as follows:
"Section 2. Execution of Instruments Generally. ~~Subject always to the specific direction of the~~  The Board of Directors~~, the President shall execute~~ may authorize any officer or officers, or any agent or agents to enter into any contract or execute or deliver any instrument in the name of and on behalf of the Corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages, and instruments of ~~indebtedness~~ assignment or pledge made by the ~~Corporation and all other written contracts and agreements to which~~ corporation shall be executed in the name of the Corporation ~~shall be a party, in its name, attested by the~~ by the Chair, Chief Executive Officer, or the President. The Secretary~~. The~~ or an Assistant Secretary, when necessary or required, shall attest and affix the corporate seal, if any, thereto."
The amendments to the Bylaws are effective as of June 7 2018.